Exhibit 99.1

A2Z Cust2Mate Solutions Corp.

(formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2024

(Unaudited)

(Expressed in US Dollars)

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

A2Z CUST2MATE SOLUTIONS CORP.

(formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024

(Unaudited)

(Expressed in US Dollars)

2

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars)

	As at June 30, 2024	As at December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	653	2,267
Deposits	75	77
Inventories	241	250
Trade receivables, net	1,835	1,477
Other accounts receivable	757	660
Total current assets	3,561	4,731
Intangible asset - patent, net	1,788	1,850
Long term financial asset at fair value	74	77
Property, plant and equipment, net	1,796	1,861
Total non-current assets	3,658	3,788

Total Assets	7,219	8,519

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short term loan and current portion of long-term loans	1,201	1,166
Bank overdraft	15
Lease liability	379	190
Trade payables	2,840	1,742
Other accounts payable	2,333	2,543
Total current liabilities	6,768	5,632
Lease liability	316	410
Long term loans	133	228
Provisions	-	1,362
Warrant Liability (note 3)	225	3,075
Severance payment, net	117	121
Total non-current liabilities	791	5,196
Total liabilities	7,559	10,828
Shareholders’ deficit (note 4)
Share capital and additional paid in capital	61,494	55,485
Warrant Reserve	30,863	30,863
Accumulated other comprehensive income	(1,800)	(1,330)
Transactions with non-controlling interests	927	927
Accumulated deficit	(85,859)	(83,456)
	5,625	2,489
Non-controlling interest	(5,965)	(4,798)
Total shareholders’ deficit	(340)	(2,309)
Total liabilities and shareholders’ deficit	7,219	8,519

August 14, 2024	“Yonatan De Jongh”	“Gadi Graus”
Date of approval of the financial statements	Yonatan De Jongh - Director	Gadi Graus Chief Executive Officer

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

3

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Revenues (note 6)	1,538	2,860	3,235	7,468
Cost of revenues	1,415	2,222	2,785	5,809
Gross profit	123	638	450	1,659

Expenses:
Research and development costs	978	1,220	2,213	2,243
Sales and marketing costs	583	359	894	482
General and administration expenses	2,081	3,797	4,584	7,702
Operating loss	(3,519)	(4,738)	(7,241)	(8,768)

Loss (gain) on revaluation of warrant Liability (note 3)	(421)	2,749	(3,775)	2,344
Financial (income) expense	76	(65)	104	153
Loss before taxes on income	(3,174)	(7,422)	(3,570)	(11,265)
Income tax expense	-	-	-	-
Net loss for the period	(3,174)	(7,422)	(3,570)	(11,265)

Less: Net loss attributable to non-controlling interests	(604)	(454)	(1,167)	(724)
Net loss attributable to controlling shareholders	(2,570)	(6,968)	(2,403)	(10,541)
	(3,174)	(7,422)	(3,570)	(11,265)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Adjustments arising from translation of financial statements to presentation currency	222	574	(470)	225
Other comprehensive income (loss)	222	574	(470)	225

Total comprehensive loss for the period	(2,952)	(6,848)	(4,040)	(11,040)

Comprehensive loss attributable to controlling shareholders	(2,570)	(6,394)	(2,403)	(10,316)
Basic and diluted loss per share	(0.05)	(0.19)	(0.05)	(0.34)

Weighted average number of shares outstanding	51,731,345	33,386,071	46,292,064	32,349,810

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

4

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Ordinary share capital			Accumulated	Transactions			Total Equity of shareholder
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	with non-controlling parties	Accumulated deficit	Non-controlling interest	of the Company (Deficit)
Balance - January 1, 2024	38,399,440	$55,485	$30,863	$(1,330)	$927	$(83,456)	$(4,798)	$(2,309)

Net loss for the period	-	-	-	-		(2,403)	(1,167)	(3,570)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(470)	-	-	-	(470)
Net comprehensive loss for the period	-	-	-	(470)	-	(2,403)	(1,167)	(4,040)
Issuance of shares in January 2024 private placement (note 4(e))	2,806,302	2,022	-	-	-	-	-	2,022
Exercise of RSUs (note 4(g))	811,670	-	-	-	-	-	-	-
Issuance of shares in April 2024 private placement (note 4(f))	10,214,940	3,318	-	-	-	-	-	3,318
Share based compensation (note 5(b))		669		-	-	-	-	669
Balance – June 30, 2024	52,232,352	$61,494	$30,863	$(1,800)	$927	$(85,859)	$(5,965)	$(340)

	Ordinary share capital			Accumulated
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity
Balance - January 1, 2023	30,945,322	$43,452	$30,863	$(1,634)	$(67,395)	$(2,397)	$2,889
Net loss for the period	-	-	-	-	(10,541)	(724)	(11,265)
Adjustments arising from translating financial statements of foreign operations	-	-	-	225	-	-	225
Net comprehensive loss for the period	-	-	-	225	(10,541)	(724)	(11,040)
Issuance of shares in respect of private placement	1,783,561	2,233	-	-	-	-	2,233
Issuance of shares in respect of registered direct offering	3,818,275	4,193	-	-	-	-	4,193
Exercise of RSUs	30,000	-	-	-	-	-	-
Exercise of warrants	65,000	99	-	-	-	-	99
Share based compensation	-	2,967	-	-	-	-	2,967
Balance - June 30, 2023	36,642,158	52,944	$30,863	(1,409)	(77,936)	(3,121)	1,341

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

5

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars)

	Six months ended
	June 30
	2024	2023

Cash flows from operating activities
Net loss for the period	(3,570)	(11,265)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	443	547
Share based compensation	669	2,967
Loss on revaluation of warrant liability	(3,775)	2,344
Loss on revaluation of contingent liability	(1,305)	19
Change in severance liability	(4)	(2)
Change in inventory	9	(246)
Change in trade receivables	(358)	(174)
Change in other account receivables	(97)	1,004
Accrued interest on loans and leases	(24)	(10)
Changes in bank overdraft	15	-
Change in accounts payable	1,098	468
Changes in deferred revenues	-	(1,373)
Change in other accounts payable	(730)	(116)
	(7,629)	(5,837)
Cash flows from investing activities
Restricted deposits	-	8
Purchase of property, plant and equipment	(33)	(157)
	(33)	(149)

Cash flows from financing activities
Issuance of shares and warrants, net	5,507	9,189
Changes in other accounts payable	529	-
Exercise of warrants	-	99
Lease payments	(129)	(172)
Repayment of loans	(126)	(394)
Proceeds from receipt of loans	31	94
	5,812	8,816

Increase (decrease) in cash and cash equivalents	(1,850)	2,830
Effect of changes in foreign exchange rates	236	225
Cash and cash equivalents at beginning of period	2,267	2,616

Cash and cash equivalents at end of period	653	5,671

Interest paid during the period	66	57

APPENDIX A: NON-CASH ACTIVITIES
Recognition of right-of-use asset and lease liability	260	-

6

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.) (the “Company” or “A2Z”) was incorporated on January 15, 2018, under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ”. The Company was listed on the TSX Venture Exchange (“TSX.V”) in Toronto until February 28, 2024. Following approval for a voluntary delisting, the Company no longer trades on the TSX.V but remains a reporting issuer in Canada and its common shares remain listed on Nasdaq.

The Company owns 76.78% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The Company’s other activities include the provision of services in the field of services to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

The accompanying condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring losses and negative cash flows from operating activities since inception, such that as of June 30, 2024, the Company had accumulated losses of $85,859 and a net loss in the amount of $3,570 for the six months ended June 30, 2024. As of the date of the issuance of these financial statements, the Company has not yet commenced generating sufficient revenues to fund its operations, and therefore depends on fundraising from new and existing investors to finance its activities.

Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. The condensed consolidated financial statements for the six months ended June 30, 2024, do not include any adjustments that might result from the outcome of these uncertainties.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on our business and operations. While none of our supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and our ability to effectively conduct our operations. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”).

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible or currently occurring hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. A few of our employees, none of whom are members of management, have been called to active military duty since October 7, 2023.

Some of these employees have since returned, but there can be no assurance that they will not be called to military service again. In addition, we rely on service providers located in Israel and our employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of August 14, 2024, any impact as a result of the number of absences of our personnel and personnel at our service providers or counterparties located in Israel has been manageable. However, military service call ups that result in absences of personnel from our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank or the Houthis in Yemen, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damage incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

These Condensed Interim Consolidated financial statements were authorized for issue by the Board of Directors on August 14, 2024.

7

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 2 – BASIS OF PREPARATION

1.	Significant accounting policy

Statement of Compliance

These unaudited Condensed Interim Consolidated financial statements of the Company are as of June 30, 2024, and presented in US dollars, which is not the functional currency. The functional currency is the NIS. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the IASB. They do not include all the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2023.

The policies applied in these Condensed Interim Consolidated financial statements are based on IFRS effective as of June 30, 2024, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2023.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

2.	Critical Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

8

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the New Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. During the three and six months ended June 30, 2024, there have been no such changes. The Company’s presentation currency is the U.S. dollar.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are the same as at December 31, 2023:

a)	The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

b)	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

c)	Intangible assets

Intangible assets are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

d)	Derivative liability – Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s Common Shares and the expected life of the warrants.

e)	ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of June 30, 2024, and December 31, 2023, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance with IFRS 9.

3.	New Accounting Standards

A number of amended standards became applicable for the current reporting period. The Company and its subsidiaries did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

1.Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

2.Definition of Accounting Estimates – Amendments to IAS 8

3.Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

9

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 3 – WARRANT LIABILITY

a)

January 2024 Warrants

On January 4, 2024, the Company issued an aggregate of 1,403,151 January 2024 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 4(b)). The warrants were issued with an exercise price denominated in US Dollars ($1.50) (approx. CAD2.05) rather than the functional currency of the Company – New Israeli Shekels (NIS). The January 2024 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 3.92%, expected life of 2.00 years and share price of CAD1.80.

Level 3 Warrant liability for the period ended on June 30, 2024:

Balance at January 1, 2024	$-
Issuance of January 2024 Registered Direct Offerings Warrants	1,027
Revaluation at March 31, 2024	(756)
Effect of changes in foreign exchange rates	(23)
Balance at March 31, 2024	$248

Revaluation at June 30, 2024	(138)
Effect of changes in foreign exchange rates	(2)
Balance at June 30, 2024	$108

For the three- and six-month period ended June 30, 2024, the Company recorded a gain on the revaluation of the January 2024 warrant liability in the amount of $138 and $894, respectively (for the three- and six-month period ended June 30, 2023 - $nil and $nil, respectively).

b)

December 2023 Warrants

On December 13, 2023, the Company issued an aggregate of 647,891 December 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings. The warrants were issued with an exercise price denominated in US Dollars ($1.50) or Canadian Dollars (CAD2.05) rather than the functional currency of the Company – New Israeli Shekels (NIS). The December 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 107% using the historical prices of the Company, risk-free interest rate of 4.19%, expected life of 2.00 years and share price of CAD1.62.

Level 3 Warrant liability for the period ended on June 30, 2024:

Balance at December 31, 2023	$520

Revaluation at March 31, 2024	(397)
Effect of changes in foreign exchange rates	(13)

Balance at March 31, 2024	$110

Revaluation at June 30, 2024	(64)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$45

For the three- and six-month period ended June 30, 2024, the Company recorded a gain on the revaluation of the December 2023 warrant liability in the amount of $64 and $461, respectively (for the three- and six-month period ended June 30, 2023 - $nil and $nil, respectively).

c)

June 2023 Warrants

On June 15 and on June 20, 2023, the Company issued an aggregate of 1,909,134 June 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings. The warrants were issued with an exercise price denominated in US Dollars ($2.20) or Canadian Dollars (CAD2.93) rather than the functional currency of the Company – New Israeli Shekels (NIS). The June 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 99% using the historical prices of the Company, risk-free interest rate of 4.45%, expected life of 2.00 years and share price of CAD2.99.

10

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

Level 3 Warrant liability for the period ended on June 30, 2024:

Balance at December 31, 2023	$1,157

Revaluation at March 31, 2024	(972)
Effect of changes in foreign exchange rates	(28)

Balance at March 31, 2024	$157

Revaluation at June 30, 2024	(112)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$44

For the three- and six-month period ended June 30, 2024, the Company recorded a gain on the revaluation of the June 2023 warrant liability in the amount of $112 and $1,084, respectively (for the three- and six-month period ended June 30, 2023 - $nil and $nil, respectively).

d)

March 2023 Warrants

On March 20, 2023, the Company issued an aggregate of 891,778 March 2023 Warrants (as defined below) as part of a private placement (see also note 5(f)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.35) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93% using the historical prices of the Company, risk-free interest rate of 3.62%, expected life of 2.00 years and share price of CAD1.74.

Level 3 Warrant liability for the period ended on June 30, 2024:

Balance at December 31, 2023	$562

Revaluation at March 31, 2024	(470)
Effect of changes in foreign exchange rates	(13)

Balance at March 31, 2024	$79

Revaluation at June 30, 2024	(58)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$19

For the three- and six-month period ended June 30, 2024, the Company recorded a gain on the revaluation of the March 2023 warrant liability in the amount of $58 and $528, respectively (for the three- and six-month period ended June 30, 2023 - $1,004 and $1,004, respectively).

11

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 3 – WARRANT LIABILITY (CONTINUED)

c)

November 2022 Warrants

On November 2, 2022, the Company issued an aggregate of 1,489,166 warrants (November 2022 Warrants) as part of a private placement. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.35) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 110% using the historical prices of the Company, risk-free interest rate of 3.94%, expected life of 2.00 years and share price of CAD1.56.

Level 3 Warrant liability for the period ended on June 30, 2024:

Balance at December 31, 2023	$836

Revaluation at March 31, 2024	(736)
Effect of changes in foreign exchange rates	(21)
Balance at March 31, 2024	$79

Revaluation at June 30, 2024	(69)
Effect of changes in foreign exchange rates	(1)
Balance at June 30, 2024	$9

For the three-and six-month period ended June 30, 2024, the Company recorded a loss on the revaluation of the November 2022 warrant liability in the amount of $69 and $805, respectively (for the three- and six-month period ended June 30, 2023 – a loss of $1,745 and $1,362, respectively).

12

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 4 - SHAREHOLDERS EQUITY

a)	During the six months ended June 30, 2023, the Company issued 65,000 shares in respect of 65,000 warrants that were exercised for gross proceeds of $99 (note 3 (c) and note 5 (a)).

b)	During the six months ended June 30, 2023, the Company issued 30,000 shares in respect of 30,000 RSUs that were exercised (note 5 (c)).

c)	On March 20, 2023, the Company closed a private placement for gross proceeds of $2,604 through the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95). Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants were issued with an exercise price of CAD$2.35 (US$1.75) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 891,778 common shares (“March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290) was paid and 142,685 March 2023 Private Placement Warrants were issued in connection with the private placement.

d)	On June 15 and on June 20, 2023, the Company closed registered direct offerings for gross proceeds of $6,873 through the issuance of 3,818,275 units (“Units”) at a price per Unit of US$1.80 (CAD$2.41). Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 1,909,134 Warrants were issued with an exercise price of CAD$2.93 (US$2.20) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 1,909,134 common shares (“June 2023 Registered Direct Offerings Warrants”). A finder’s fee of $550 (CAD$733) was paid and 305,462 non-registered warrants were issued in connection with the Registered Direct Offerings.

e)	On January 4, 2024, the Company closed a registered direct offering for gross proceeds of $3,227 through the issuance of 2,806,302 units (“January 2024 Units”) at a price per Unit of $1.15 (CAD$1.36). Each January 2024 Unit consists of one Common Share and one half of one Common Share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 1,403,151 Warrants were issued with an exercise price of CAD$2.05 ($1.50) per share. The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 1,403,151 Common Shares (“January 2024 Registered Direct Offerings Warrants”). A finder’s fee of $258 (CAD$348 thousand) was paid and 224,504 January 2024 Registered Direct Offerings Warrants were issued in connection with the registered direct Offering.

f)

On April 2, 2024, the Company closed a registered direct offering for gross proceeds of approximately $3,300 at a purchase price of $0.35 per share and issued an aggregate of 9,480,500 common shares in the registered direct offering.

In addition, on April 2, 2024 the Company entered into binding agreements with certain investors to issue 4,147,326 common shares and pre-funded warrants to purchase up to 2,697,168 common shares in a private placement at a purchase price of $0.35 per share and $0.3499 per pre-funded warrant, for gross proceeds of approximately $2,400. Each pre-funded warrant has an exercise price of $0.001 per share and will expire when exercised in full. The April 2024 Private Placement was expected to close within 60 days of April 2, 2024, subject to satisfaction of closing conditions, including no material adverse effect with respect to the Company between the dates of signing and closing. The April 2024 Private Placement closed on August 12, 2024, with the Company raising a total of $2,395.

In connection with the registered direct offering, the Company has issued certain non-U.S. residents 734,440 common shares as finders fees. These common shares and the common shares issued in the private placement have been issued pursuant to an exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, for transactions not involving a public offering and Rule 506(b) promulgated thereunder, as applicable.

Additionally, certain directors and officers of the Company participated in the registered direct offering and the private placement in an amount of $525 (the “Insider Participation”). The Insider Participation transaction is considered a “related party transaction” within the meaning of Canadian Securities Administrators Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61- 101”). The Company expects to rely on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Insider Participation.

g)	During the six months ended June 30, 2024, the Company issued 811,670 shares in respect of 811,670 RSUs that were exercised (note 5 (c)).

13

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the six months ended June 30, 2024, and for the year ended December 31, 2023 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2023	7,056,972	$3.54
Warrants issued in the March 2023 Private Placement	1,034,463
Exercise of warrants	(92,000)
Warrants issued in the June 2023 Registered Direct Offering	2,214,596
Warrants issued in the December 2023 Registered Direct Offering	751,554
Balance, December 31, 2023	10,965,585	$2.63
Warrants issued in the January 2024 Registered Direct Offering	1,627,655	1.50
Balance, June 30, 2024	12,593,240	$2.43

14

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

a) Warrants (continued)

As at June 30, 2024, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

June 30, 2024	Expiry date	Exercise price		Exercise price (USD)
2,658,313	November 10, 2025	ILS	7.1418	$1.90
1,366,631	December 24, 2025	ILS	7.1418	$1.90
221,100	April 18, 2026	ILS	29.025	$7.72
1,084,562	May 28, 2026	ILS	29.025	$7.72
1,634,366	November 8, 2024	CAD	2.04	$1.60
1,034,463	March 13, 2025	CAD	2.35	$1.75
2,214,596	June 12, 2025	CAD	2.93	$2.20
751,554	December 13, 2025	CAD	2.05	$1.50
1,627,655	January 4, 2026	CAD	2.05	$1.50
12,593,240

b) Stock Options

Stock option transactions for the six months ended June 30, 2024, and for the year ending December 31, 2023, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2023	1,883,343	$3.17	$2.45
Options granted (i)(ii)	1,735,250	1.82
Exercise of options	-	-
Expiry of options	(74,875)	1.25
Balance December 31, 2023	3,543,718	$2.53	$1.91
Options cancelled	(169,584)	-
Balance June 30, 2024	3,374,134	$2.55	$1.86

(i)

On January 4, 2023, 816,500 stock options were issued to directors and consultants with an exercise price of CAD$1.65. The options expire on January 4, 2033. The fair value of the options granted was estimated at $1,017 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$1.80; Expected option life 10 years; Volatility 112%; Risk-free interest rate 3.28%; Dividend yield 0%.

(ii)	On February 8, 2023, 100,000 stock options were issued to a consultant with an exercise price of CAD$1.50. The options expire on November 25, 2027. The fair value of the options granted was estimated at $135 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.18; Expected option life 4.8 years; Volatility 112%; Risk-free interest rate 3.16%; Dividend yield 0%.

(iii)	On April 18, 2023, 423,750 stock options were issued to employees with an exercise price of CAD$1.60. The options expire on April 18, 2033. The fair value of the options granted was estimated at $420 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$1.42; Expected option life 10 years; Volatility 111%; Risk-free interest rate 3.57%; Dividend yield 0%.

(iii)	On June 28, 2023, 245,000 stock options were issued to officers with an exercise price of CAD$2.45. The options expire on June 28, 2033. The fair value of the options granted was estimated at $443 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.92; Expected option life 5 years; Volatility 111%; Risk-free interest rate 4.14%; Dividend yield 0%.

15

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

As at June 30, 2024, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of June 30, 2024	Exercisable as of June 30, 2024	Expiry date	Exercise price (CAD)		Exercise price (USD)
543,333	543,333	August 20, 2025	CAD	1.50	$1.09
33,333	33,333	January 28, 2025	CAD	3.00	$2.19
50,000	50,000	June 3, 2026	CAD	8.40	$6.13
16,677	16,677	October 28, 2026	CAD	8.00	$5.83
900,000	562,500	August 2, 2032	CAD	3.56	$2.60
300,000	300,000	August 21, 2032	CAD	4.00	$2.92
804,125	804,125	January 4, 2033	CAD	1.65	$1.20
100,000	100,000	November 25, 2027	CAD	2.01	$1.48
365,000	165,000	April 18, 2033	CAD	1.60	$1.17
111,666	86,666	June 28, 2028	CAD	2.45	$1.79
150,000	90,000	September 20, 2033	CAD	2.20	$1.60
3,374,134	2,751,634

Share-based compensation expense is recognized over the vesting period of options. During the six months ended June 30, 2024, share-based compensation of $486 was recognized and charged to the Consolidated Statement of Loss and Comprehensive Loss (June 30, 2023 – $2,547).

c) RSUs

On August 4, 2022, the Company granted 1,265,000 RSUs to directors, officers and advisers, of which 590,000 RSUs are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,265,000 common shares of no-par value in the Company.

On January 4, 2023, the Company granted 1,027,000 RSUs to directors, officers and advisers, of which 260,000 RSUs are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,027,000 common shares of no-par value in the Company.

On April 18, 2023, the Company granted 116,250 RSUs to employees, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 116,250 common shares of no-par value in the Company.

On June 28, 2023, the Company granted 165,000 Restricted Share Units (“RSUs”) to officers pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 165,000 common shares of no-par value in the Company (“Common Shares”).

RSUs transactions for the six months ended June 30, 2024, and for the year ending December 31, 2023, are as follows:

Number
Balance, January 1, 2023	720,000
RSUs granted	1,308,250
Expiry of RSUs	(91,667)
Exercise of RSUs	(464,499)
Balance, December 31, 2023	1,472,084
RSUs canceled	(85,414)
Exercise of RSUs	(811,670)
Balance, June 30, 2024	575,000

Total exercisable RSUs as of June 30, 2024, are 270,000 (December 31, 2023 – 274,166). During the six months ended June 30, 2024, share-based compensation of $183 was recognized and charged to the Consolidated Statement of Loss and Comprehensive Loss (June 30, 2023 – $420).

16

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 6 - REVENUES:

Revenue streams:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Revenues from services:
Revenues from services	315	393	681	924
Revenues from leasing	79	98	170	231

Precision metal parts:
Revenues from sales of precision metal parts	1,047	795	2,231	1,612
Smart Carts:
Revenues from smart carts project	97	1,574	153	4,701
Total	1,538	2,860	3,235	7,468

NOTE 7 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following three segments:

a.	Services to the military/security markets as well as development of related products for the civilian and retail markets. (“Services”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)

c.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Six Months Ended June 30, 2024
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$2,231	$882	$153	$3,266
Inter-segment	-	(31)	-	(31)
Total	2,231	851	153	3,235

Segment loss	176	780	6,285	7,241
Gain on revaluation of warrant liability				(3,775)
Finance expense, net				104
Tax expenses				-
Loss				$3,570

17

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

	Six Months Ended June 30, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,612	$1,436	$4,701	$7,749
Inter-segment	-	(281)	-	(281)
Total	1,612	1,155	4,701	7,468

Segment loss (gain)	548	(56)	8,276	8,768
Loss on revaluation of warrant liability				2,344
Finance expense, net				153
Tax expenses				-
Loss				$11,265

	Three Months Ended June 30, 2024
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,047	$394	$97	$1,538
Inter-segment	-	-	-	-
Total	1,047	394	97	1,538

Segment loss	155	409	2,955	3,519
Gain on revaluation of warrant liability				(421)
Finance expense, net				76
Tax expenses				-
Loss				$3,174

	Three Months Ended June 30, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$795	$772	$1,575	$3,141
Inter-segment	-	(281)	-	(281)
Total	795	491	1,575	2,860

Segment loss	277	122	4,339	4,738
Loss on revaluation of warrant liability				2,749
Finance expense, net				(65)
Tax expenses				-
Loss				$7,422

18

A2Z CUST2MATE SOLUTIONS CORP. (formerly A2Z Smart Technologies Corp.)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 8 - FINANCIAL RISK FACTORS:

ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of June 30, 2024, and December 31, 2023, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance with IFRS 9.

NOTE 9 – SUBSEQUENT EVENTS

a)

On August 12, 2024, the Company closed its previously announced private placement for gross proceeds of approximately $2,395, at a purchase price of $0.35 per common share and $0.3499 per pre-funded warrant. The Company issued a total of 4,147,326 common shares and pre-funded warrants to purchase up to 2,697,168 common shares, with each pre-funded warrant having an exercise price of $0.001 per share. Each pre-funded warrant has an exercise price of $0.001 per share and will expire when exercised in full.

Certain directors and officers of the Company purchased $420 value of common shares in the private placement. In connection with the closing, the Company will issue certain non-U.S. residents 451,559 common shares as finders fees.

b)

On August 1, 2024, the Company received a formal notice from the Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the market value of listed securities (“MVLS”) requirement under Nasdaq Listing Rule 5550(b)(2) (the “Rule”) for continued listing on the Nasdaq Capital Market. As previously reported, the Company was notified by Nasdaq on April 24, 2024, that it was not in compliance with Nasdaq’s Capital Market requirement because it failed to maintain a MVLS of at least $35 million for a period of 30 consecutive business days. To regain compliance with the Rule, the Company was required to maintain a MVLS of at least $35 million for a certain number of consecutive trading days. This requirement was met on July 31, 2024, the 14th consecutive trading day when the MVLS was at least $35 million.

The Company must still demonstrate compliance with Listing Rule 5550(a)(2), the Bid Price Rule, by October 21, 2024. In the event the Company does not regain compliance by October 21, 2024, the Company may be eligible for an additional 180 calendar day grace period. The Company intends to monitor its bid price between now and October 21, 2024, and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that the common shares of the Company will continue to be listed and trade on Nasdaq. The Company’s management is looking into various options available to regain compliance and maintain its continued listing.

c)	On August 12, 2024, the Company announced the appointment of Mr. Alan Rootenberg to the position of Chief Financial Officer, effective immediately. The Company wishes to thank Gadi Levin for his service as Chief Financial Officer and wish him the best as he continues with his other business endeavours, including continued consulting services to the Company. Mr. Rootenberg has over 45 years of accounting and financial services experience, having also served as the chief financial officer of other publicly listed companies. In addition, Mr. Rootenberg has a BCom CPA designation. In connection with his appointment as Chief Financial Officer, Mr. Rootenberg resigned from the audit committee of the board of directors and was replaced by director Adi Vazan.

19